Exhibit 99.6

FEBRUARY 24, 2014

ALGONQUIN POWER & UTILITIES CORP.

CUMULATIVE RATE RESET PREFERRED SHARES, SERIES D

TERM SHEET

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Algonquin Power & Utilities Corp. (“Algonquin Power” or the “Company”).

Issue:	Treasury offering of Cumulative Rate Reset Preferred Shares, Series D (the “Series D Preferred Shares”).

Amount:	$100,000,000 (4,000,000 Series D Preferred Shares).

Issue Price:	$25.00 per Series D Preferred Share.

Initial Dividend Rate:	5.00% per annum, payable quarterly for the Initial Fixed Rate Period (as defined below).

Dividends:	Initial Fixed Rate Period:

•    Fixed, cumulative, preferential cash dividends payable quarterly on the last business day of each of March, June, September and December at an annual rate of $1.25 per Series D Preferred Share, for the initial period ending on March 31, 2019 (the “Initial Fixed Rate Period”). The first of such dividends, if declared, shall be payable on June 30, 2014, and shall be $0.4007 per Series D Preferred Share, based on the anticipated closing of the Issue on March 5, 2014.

Subsequent Fixed Rate Periods:

•    For every five-year period after the Initial Fixed Rate Period (a “Subsequent Fixed Rate Period”), Algonquin Power will determine on the 30th day prior to the first day of the Subsequent Fixed Rate Period, the annual fixed dividend rate applicable to that Subsequent Fixed Rate Period (the “Annual Fixed Dividend Rate”).

•    Notice of the Annual Fixed Dividend Rate for the upcoming Subsequent Fixed Rate Period will be provided by Algonquin Power on the 30th day prior to the first day of a Subsequent Fixed Rate Period.

•    The Annual Fixed Dividend Rate will be equal to the rate of interest of the 5-Year Government of Canada Bond Yield (“GCAN5YR”) plus 3.28% as quoted on Bloomberg (see quote for “GCAN5YR <INDEX>”) or comparable sources at 10:00 a.m. (Toronto time) on the 30th day prior to the first day of a Subsequent Fixed Rate Period.

•    Fixed, cumulative, preferential cash dividends as and when declared, payable quarterly on the last business day of each of March, June, September and December based on the Annual Fixed Dividend Rate.

FEBRUARY 24, 2014

ALGONQUIN POWER & UTILITIES CORP.

CUMULATIVE RATE RESET PREFERRED SHARES, SERIES D

TERM SHEET

Conversion:	Election to Convert:

•    On March 31, 2019, and on March 31 every five years thereafter (each a “Series D Conversion Date”), the holders of Series D Preferred Shares will have the right to elect to convert (subject to the automatic conversion provisions described herein and Algonquin Power’s right to redeem the Series D Preferred Shares) any or all of their Series D Preferred Shares into an equal number of Cumulative Floating Rate Preferred Shares, Series E (the “Series E Preferred Shares”). Should any such March 31 not be a business day, the Series D Conversion Date will be the next succeeding business day.

Series D Election Notice:

•    Holders of Series D Preferred Shares who elect to convert their Series D Preferred Shares into Series E Preferred Shares on the Series D Conversion Date are required to provide Algonquin Power with written notice (a “Series D Election Notice”) on a date not earlier than the 30th day and not later than 5:00 p.m. (Toronto time) on the 15th day preceding the applicable Series D Conversion Date. Once received by Algonquin Power, an Election Notice is irrevocable.

Automatic Series D Conversion:

•    If Algonquin Power determines that after giving effect to any Series D Election Notices together with Series E Election Notices (as described below) received by Algonquin Power during the time fixed therefor there would be less than 1,000,000 Series D Preferred Shares issued and outstanding on the applicable Series D Conversion Date, then all of the issued and outstanding Series D Preferred Shares will automatically be converted on such Series D Conversion Date into an equal number of Series E Preferred Shares (“Automatic Series D Conversion”).

•    Additionally, if Algonquin Power determines that, after giving effect to any such conversion, there would be outstanding on such Series D Conversion Date less than 1,000,000 Series E Preferred Shares, then no Series D Preferred Shares will be converted into Series E Preferred Shares.

Notice of Series D Conversion Date and next Annual Fixed Dividend Rate:

• Notice of a Series D Conversion Date and a form of Election Notice will be provided by Algonquin Power at least 30 days and not more than 60 days prior to the Series D Conversion Date.

• Notice of the Annual Fixed Dividend Rate for the upcoming Subsequent Fixed Rate Period will be provided by Algonquin Power on the 30th day prior to each Series D Conversion Date.

FEBRUARY 24, 2014

ALGONQUIN POWER & UTILITIES CORP.

CUMULATIVE RATE RESET PREFERRED SHARES, SERIES D

TERM SHEET

Not electing to convert and continuing to hold Series D Preferred Shares:

•     If Algonquin Power does not receive a Series D Election Notice from a holder of Series D Preferred Shares during the time fixed therefor, then the Series D Preferred Shares of that holder shall not be converted (except in the case of an Automatic Conversion).

Redemption:	The Series D Preferred Shares will not be redeemable prior to March 31, 2019. On March 31, 2019, and on March 31 every five years thereafter, on not more than 60 nor less than 30 days’ notice, Algonquin Power may, at its option, redeem all or any number of the then outstanding Series D Preferred Shares upon payment in cash for each Series D Preferred Share so redeemed of an amount equal to $25.00 per Series D Preferred Share together with all accrued and unpaid dividends to the date fixed for redemption. Should any such March 31 not be a business day, the redemption date in that year will be the next succeeding business day.

Purchase for Cancellation:	Algonquin Power may at any time or from time to time purchase for cancellation all or any number of the Series D Preferred Shares at any price by tender to all holders of Series D Preferred Shares or through the facilities of any stock exchange on which the Series D Preferred Shares are listed, or in any other manner, provided that in the case of a purchase in any other manner the price for such Series D Preferred Shares so purchased for cancellation shall not exceed the highest price offered for a board lot of the Series D Preferred Shares on any stock exchange on which such shares are listed on the date of purchase for cancellation, plus the costs of purchase.

Rights on Liquidation:	In the event of the liquidation, dissolution or winding-up of Algonquin Power or any other distribution of assets of Algonquin Power among its shareholders for the purpose of winding up its affairs, the holders of the Series D Preferred Shares will be entitled to payment of an amount equal to $25.00 per Series D Preferred Share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Algonquin Power), before any amount is paid or any assets of Algonquin Power are distributed to the holders of any other shares ranking junior as to capital to the Series D Preferred Shares. The holders of the Series D Preferred Shares will not be entitled to share in any further distribution of the assets of Algonquin Power.

Voting Rights:	The Series D Preferred Shares are non-voting (except as otherwise prescribed by applicable law) unless Algonquin Power fails to pay eight quarterly dividends on the Series D Preferred Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of Algonquin Power properly applicable to the payment of dividends. In that event and for only so long as any such dividends remain in arrears, the holders of the Series D Preferred Shares will be entitled to

FEBRUARY 24, 2014

ALGONQUIN POWER & UTILITIES CORP.

CUMULATIVE RATE RESET PREFERRED SHARES, SERIES D

TERM SHEET

receive notice of and to attend all shareholders’ meetings, other than meetings at which only holders of another specified class or series are entitled to vote, and will be entitled to one vote for each Series D Preferred Share held.

Priority:	The Series D Preferred Shares rank on a parity with any other series of Preferred Shares of Algonquin Power and senior to all other shares of Algonquin Power with respect to priority to the payment of dividends, return of capital and the distribution of assets on the dissolution, liquidation or winding-up of Algonquin Power.

Form of Offering:	Public offering in all provinces of Canada by way of supplement to an existing short form base shelf prospectus dated February 18, 2014. A copy of the short form base shelf prospectus and supplement will be available on www.sedar.com.

Tax on Series D Preferred Shares:	Algonquin Power will elect to pay tax under Part VI.1 of the Income Tax Act (Canada) such that no tax under Part IV.1 of such Act will be payable by the holders of Series D Preferred Shares.

Ratings:	S&P: P-3(High); DBRS: Pfd-3 (Low).

Use of Proceeds:	The net proceeds of the offering will be used to partially finance certain of the Company’s previously disclosed growth opportunities, reduce amounts outstanding on the Company’s credit facilities and for general corporate purposes.

Eligibility:	Eligible for the usual Canadian statutes and for RRSPs, RESPs, RRIFs, DPSPs, RDSPs and TFSAs.

Listing:	Application will be made to list the Series D Preferred Shares on the Toronto Stock Exchange.

Form of Underwriting:	Bought, subject to an underwriting agreement containing “disaster out”, “regulatory out”, “rating change out”, and “material adverse change out” clauses running to Closing.

Underwriters:	A syndicate led by CIBC and TD Securities Inc.

Commission:	1.00% on sales to exempt institutions; 3.00% on all other sales.

Closing:	On or about March 5, 2014.

FEBRUARY 24, 2014

ALGONQUIN POWER & UTILITIES CORP.

CUMULATIVE RATE RESET PREFERRED SHARES, SERIES E

TERM SHEET

Issuer:	Algonquin Power & Utilities Corp. (“Algonquin Power”).

Issue:	Cumulative Floating Rate Preferred Shares, Series E (the “Series E Preferred Shares”).

Dividends:	Quarterly Dividend Payments:

•    Cumulative preferential cash dividends payable quarterly on the last business day of each of March, June, September and December (the “Quarterly Dividend Payment Date”) at the Floating Quarterly Dividend Rate (as defined below).

Floating Quarterly Dividend Rate:

•    The Floating Quarterly Dividend Rate for a quarter will be equal to the 90-day Canadian Treasury Bill Rate (“T-Bill Rate”) plus 3.28%, on an actual/365 day count basis. The T-Bill Rate will be calculated using the 3-month average results, as reported by the Bank of Canada, for the most recent auction preceding the date on which the Floating Quarterly Dividend Rate for such quarter is determined. Auction results are posted on Reuters page BOCBILL.

• The Floating Quarterly Dividend Rate for such quarter will be determined by Algonquin Power 30 days prior to the first day of the quarter by Algonquin Power.

Conversion:	Election to Convert Series E Preferred Shares:

•    Subject to the automatic conversion provisions described herein and Algonquin Power’s right to redeem Series E Preferred Shares, on March 31, 2024, and on March 31 every five years thereafter (each a “Series E Conversion Date”), the holders of Series E Preferred Shares shall have the right to elect to convert any or all of their Series E Preferred Shares into an equal number of Cumulative Rate Reset Preferred Shares, Series D (the “Series D Preferred Shares”). Should any such March 31 not be a business day, the Series E Conversion Date in that year will be the next succeeding business day.

Series E Election Notice:

•    Holders of Series E Preferred Shares who elect to convert their Series E Preferred Shares into Series D Preferred Shares on the Series E Conversion Date are required to provide Algonquin Power with written notice (a “Series E Election Notice”) on a date not earlier than the 30th day and not later than 5:00 p.m. (Toronto time) on the 15th day preceding the applicable Series E Conversion Date. Once received by Algonquin Power, an Election Notice is irrevocable.

FEBRUARY 24, 2014

ALGONQUIN POWER & UTILITIES CORP.

CUMULATIVE RATE RESET PREFERRED SHARES, SERIES E

TERM SHEET

Automatic Series E Conversion:

•     If Algonquin Power determines that after giving effect to any Series E Election Notices together with any Series D Election Notices received by Algonquin Power during the time fixed therefor, there would be less than 1,000,000 Series E Preferred Shares issued and outstanding on the applicable Series E Conversion Date, then all of the issued and outstanding Series E Preferred Shares will automatically be converted on such Series E Conversion Date into an equal number of Series D Preferred Shares (“Automatic Series E Conversion”).

•     Additionally, if Algonquin Power determines that, after giving effect to any conversion, there would be outstanding on such Series E Conversion Date less than 1,000,000 Series D Preferred Shares, then no Series E Preferred Shares will be converted into Series D Preferred Shares.

Notice of Series E Conversion Date and next Annual Fixed Dividend Rate:

• Notice of a Series E Conversion Date and a form of Election Notice will be provided by Algonquin Power at least 30 days and not more than 60 days prior to the Series E Conversion Date.

•     Notice of the annual fixed dividend rate on the Series D Preferred Shares (the “Annual Fixed Dividend Rate”) for the upcoming five year period, after the initial period ending on March 31, 2019, (a “Subsequent Fixed Rate Rest Period”) will be provided by Algonquin Power on the 30th day prior to each Series E Conversion Date.

Not electing to convert and continuing to hold Series E Preferred Shares:

•     If Algonquin Power does not receive an Election Notice from a holder of Series E Preferred Shares during the time fixed therefor, then the Series E Preferred Shares of that holder shall be deemed not to have been converted (except in the case of an Automatic Series E Conversion).

Redemption:	On March 31, 2024, and on March 31 every five years thereafter, on not more than 60 nor less than 30 days’ notice, Algonquin Power may, at its option, redeem all or any number of the then outstanding Series E Preferred Shares upon payment in cash for each Series E Preferred Share so redeemed of an amount equal to $25.00 per Series E Preferred Share together with all accrued and unpaid dividends (less any tax required to be deducted and withheld by Algonquin Power) to but excluding the date fixed for redemption. On any other date after March 31, 2019 that is not a Series E Conversion Date, on not more than 60 nor less than 30 days’ notice, Algonquin Power may, at its option, redeem all or any part of the then outstanding Series E Preferred Shares upon payment in cash for each Series E Preferred Share so redeemed of an amount equal to $25.50 per Series E Preferred Share together with all accrued and unpaid

FEBRUARY 24, 2014

ALGONQUIN POWER & UTILITIES CORP.

CUMULATIVE RATE RESET PREFERRED SHARES, SERIES E

TERM SHEET

dividends (less any tax required to be deducted and withheld by Algonquin Power) to but excluding the date fixed for redemption. Should any such March 31 not be a business day, the redemption date in that year will be the next succeeding business day.

Purchase for Cancellation:	Algonquin Power may at any time or from time to time purchase for cancellation all or any number of the Series E Preferred Shares at any price by tender to all holders of Series E Preferred Shares or through the facilities of any stock exchange on which the Series E Preferred Shares are listed, or in any other manner, provided that in the case of a purchase in any other manner the price for such Series E Preferred Shares so purchased for cancellation shall not exceed the highest price offered for a board lot of the Series E Preferred Shares on any stock exchange on which such shares are listed on the date of purchase for cancellation, plus the costs of purchase.

Rights on Liquidation:	In the event of the liquidation, dissolution or winding-up of Algonquin Power or any other distribution of assets of Algonquin Power among its shareholders for the purpose of winding up its affairs, the holders of the Series E Preferred Shares will be entitled to payment of an amount equal to $25.00 per Series E Preferred Share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Algonquin Power), before any amount is paid or any assets of Algonquin Power are distributed to the holders of any other shares ranking junior as to capital to the Series E Preferred Shares. The holders of the Series E Preferred Shares will not be entitled to share in any further distribution of the assets of Algonquin Power.

Voting Rights:	The Series E Preferred Shares are non-voting (except as otherwise prescribed by applicable law) unless Algonquin Power fails to pay eight quarterly dividends on the Series E Preferred Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of Algonquin Power properly applicable to the payment of dividends. In that event and for only so long as any such dividends remain in arrears, the holders of the Series E Preferred Shares will be entitled to receive notice of and to attend all shareholders’ meetings, other than meetings at which only holders of another specified class or series are entitled to vote, and will be entitled to one vote for each Series E Preferred Share held.

Priority:	The Series E Preferred Shares rank on a parity with any other series of Preferred Shares of Algonquin Power and senior to all other shares of Algonquin Power with respect to priority to the payment of dividends, return of capital and the distribution of assets on the dissolution, liquidation or winding-up of Algonquin Power.

FEBRUARY 24, 2014

ALGONQUIN POWER & UTILITIES CORP.

CUMULATIVE RATE RESET PREFERRED SHARES, SERIES E

TERM SHEET

Tax on Series E Preferred Shares:	Algonquin Power will elect to pay tax under Part VI.1 of the Income Tax Act (Canada) such that no tax under Part IV.1 of such Act will be payable by the holders of Series E Preferred Shares.

Eligibility:	Eligible for the usual Canadian statutes and for RRSPs, RESPs, RRIFs, DPSPs, RDSPs and TFSAs.

Listing:	An application will be made to list the Series E Preferred Shares on the Toronto Stock Exchange.